FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

June 14, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is June 14, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via CCN Matthews, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer provides assay results from the first five holes (1,291 metres) of its 2007 drill program on the Livengood bulk tonnage project near Fairbanks, Alaska.

Item 5.	Full Description of Material Change

The Issuer has received the assay results from the first five (5) holes (1,291 metres) of its 2007 drilling program on the Livengood bulk tonnage project near Fairbanks, Alaska.  These first 5 holes are part of the Issuer’s 2007 Livengood resource development drilling program, which is planned for an aggregate of 8,000 metres.  The results continue to illustrate the large tonnage potential of this project and the continuity of the higher-grade core zones initially intersected in late 2006 (95 metres @ 1.6 g/t gold).

To date, the Issuer and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have completed 21 drill holes in the core Livengood target area, which covers a zone of mineralization over 2 kilometres long and at least ½ of a kilometre wide (see Table 1).  The overall average thickness of the mineralization encountered in these 21 holes is approximately 70 metres, with an overall grade of 0.9 g/t gold (similar to the average grade of the Fort Knox deposit located 100 kilometres to the south, which is reported to contain over 200 million tonnes and to have produced approximately 300,000 ounces of gold per year for the past 10 years).  Within this large, stratigraphically controlled, low-grade body the Issuer has defined a number of higher grade structurally controlled zones which appear to be acting as higher grade feeders to the large deposit (see Table 2).

The information received to date by the Issuer has allowed it to design an effective grid drilling program to target these extensive higher grade zones as its initial step in defining what it anticipates could be a multimillion ounce target.

The Issuer has tested two zones (Lillian and Radio) within the overall Livengood target area, which is defined by a four square kilometre gold-in-soil anomaly.  Both of these areas have returned encouraging results, with all holes drilled to date intersecting broad zones of mineralization indicating the potential for significant expansion.  The bulk of the recent results are from the Lillian zone, which appears to be a higher-grade part of the system.

Table 1

Livengood Drill Hole Summary

(ITH and AngloGold Ashanti (U.S.A.) Exploration Inc. Drill Data)

Table 2

Greater than 1 g/t Gold Intercepts

2007 Livengood Drill Program

(intercepts calculated using 0.25g/t cutoff)

Hole ID	Hole TD	From (m)	To (m)	Width (m)	Grade (g/t Au)	Target
MK-07-12	280.7	79.0	82.4	3.4	3.75	Upper Volcanic Hosted Zone
		109.9	119.9	10.0	1.49	Volcanics Faulted off at 119m
MK-07-13	351.1	10.2	16.7	6.5	1.26	Upper Fault/Shale Hosted Zone
		97.8	104.3	6.6	1.17	Upper Volcanic Hosted Zone
		115.8	120.1	4.3	1.55	Upper Volcanic Hosted Zone
		283.9	290.7	6.8	1.12	Lower Volcanic Hosted Zone
MK-07-14	44.8	34.7	44.8	10.1	0.62	Lost Hole in Upper Fault Hosted Zone
MK-07-15	281.6	32.8	61.2	28.4	1.66	Upper Fault/Shale Hosted Zone
		79.9	151.3	71.4	0.99	Upper Volcanic Hosted Zone
Including		88.3	103.8	15.5	2.06	Upper Volcanic Hosted Zone
MK-07-16	332.8	188.3	195.2	6.9	1.15	Lower Sandstone Hosted Zone

Lillian Zone

Higher grade mineralization in the Lillian Zone is controlled by a combination of structure and favourable volcanic host rocks.  The currently available information indicates that there are two sequences of favourable volcanic rocks, each hosting significant gold mineralization, over thickness of greater than 50 metres.  These volcanic rocks are typically strongly altered with disseminated pyrite and arsenopyrite with widespread low-grade gold mineralization.  Superimposed on these strongly altered low-grade gold zones is a stockwork of northwest and northeast trending quartz-carbonate-arsenopyrite veinlets which elevate the grade to over 1 g/t gold.  In addition to the volcanic-hosted mineralization, a new type of fault controlled mineralization was discovered in hole MK-07-15 (see Table 2).  This mineralization occurs in faulted calcareous sediments and is currently unconstrained.

Radio Zone

The Radio Zone is located approximately two kilometres east of the Lillian Zone but appears to be related to the same overall gold event.  Gold mineralization in the Radio Zone is related to an intrusive centre similar in age to the Fort Knox deposit.  Higher-grade zones in this area appear to be controlled by an east–west structural zone with the large low-grade bodies hosted by sandstone and siltstone units.  The best mineralization encountered to date is in close proximity to altered intrusives, which are believed to be the source of the mineralization at Livengood.

Project Background

The Livengood project is located in the Tintina Gold belt approximately 110 kilometres north of the city of Fairbanks, Alaska and is accessed via the paved, all-weather, Elliot Highway.  The Issuer acquired 100% of the interest of AngloGold Ashanti (U.S.A.) Exploration Inc. in the Livengood project on August 4, 2006 as part of the sale of its Alaskan property package to the Issuer.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius, MSc (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Mr. Pontius is the President and CEO of the Issuer.

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of the Issuer responsible for carrying out the Issuer’s exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of planned exploration programs, the timing and nature of anticipated exploration program results and the discovery and delineation of mineral deposits/resources/reserves.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

June 18, 2007